Tompkins Financial 2008 Corporate Report



Uncommon Strength. Uncommon Stability.

Received SEC

JUN 2 4 2009

Washington, DC 20549

TOMPKINS FINANCIAL

In the midst of our economy's upheaval, everyone now recognizes that financial institutions should be strong and stable. Tompkins Financial has been aware of that simple truth since our inception in 1836.

So while many institutions have engaged in questionable practices, Tompkins has continued on a dependable course: Knowing our clients and the communities we serve. Reinvesting deposits as loans close to home. Having responsible lending practices. Being involved in the communities where we work. Making decisions locally. And creating long-term value for our customers and shareholders.

It's not a new approach; rather, it's a tried and true one. For we believe strength and stability are far more than desirable qualities. They are the absolute foundation of a financial institution you can trust.

Financial Highlights

IN THOUSANDS EXCEPT PER SHARE DATA	YEAR ENDED DECEMBER 31 2008	2007	% CHANGE
Total Assets	**$2,867,722**	$2,359,459	21.54%
Net Income	**$29,834**	$26,371	13.13%
Diluted earnings per share	**$3.06**	$2.70	13.33%
Cash dividends per share	**$1.32**	$1.24	6.45%

Selected Financial Data

IN THOUSANDS EXCEPT PER SHARE DATA	2008	2007	2006	2005	2004
Financial Statement Highlights					
Assets	**$2,867,722**	$2,359,459	$2,210,837	$2,106,870	$1,970,295
Total Loans	**1,817,531**	1,440,122	1,326,298	1,271,349	1,172,148
Deposits	**2,134,007**	1,720,826	1,709,420	1,683,010	1,560,873
Other borrowings	**274,791**	210,862	85,941	63,673	63,303
Shareholders' equity	**217,909**	197,195	189,620	181,221	171,002
Interest and dividend income	**140,783**	132,441	121,041	106,707	94,673
Interest expense	**50,393**	58,412	48,184	31,686	23,327
Net interest income	**90,390**	74,029	72,857	75,021	71,346
Provision for loan/lease losses	**5,428**	1,529	1,424	2,659	2,860
Net securities gains (losses)	**477**	384	15	(1,526)	98
Net income	**29,834**	26,371	27,767	27,685	25,615
Per Share Information					
Basic earnings per share	**3.09**	2.72	2.82	2.81	2.60
Diluted earnings per share	**3.06**	2.70	2.78	2.77	2.56
Cash dividends per share	**1.32**	1.24	1.15	1.07	0.99
Book value per share	**22.48**	20.58	19.24	18.37	17.37
Selected Ratios					
Return on average assets	**1.13%**	1.16%	1.30%	1.36%	1.32%
Return on average equity	**14.39%**	13.99%	15.02%	15.82%	15.68%
Shareholders' equity to average assets	**7.88%**	8.32%	8.86%	8.89%	8.82%
Dividend payout ratio	**42.72%**	45.59%	40.78%	37.94%	38.11%

Other Selected Data

IN WHOLE NUMBERS, UNLESS OTHERWISE NOTED					
Employees (average full-time equivalent)	**686**	662	658	587	578
Banking offices	**45**	39	37	34	34
Bank access centers (ATMs)	**69**	61	59	51	51
Trust and investment services assets under management, or custody (in thousands)	**$2,161,484**	$2,345,575	$2,183,114	$1,534,557	1,495,196

PER SHARE DATA HAS BEEN RETROACTIVELY ADJUSTED TO REFLECT A 10% STOCK DIVIDEND PAID ON MAY 15, 2006, AND A 10% STOCK DIVIDEND PAID ON FEBRUARY 15, 2005.

MESSAGE TO OUR SHAREHOLDERS

We are pleased that Tompkins Financial has maintained uncommon strength and stability, even in these times where the economy and industry are in turmoil. Our company remains in strong financial condition, has operated through many previous recessions, and our positive results were not based on the short term fads that many are paying the price for today. Instead, Tompkins continues to build upon its long term strategy to serve the communities where we operate and whose needs we understand best.

Despite headlines on the current condition of our economy, Tompkins reported the strongest year of earnings in its history. Net income increased 13.1% over the prior year and each of our affiliates produced strong business development results. Our company remains well capitalized, without government assistance. Should we choose to raise capital in more conventional ways, it would be to prepare for an even stronger future, not to shore up a weak balance sheet.

Naturally, we are proud of the results our employees achieved this past year. It is particularly gratifying to have been recognized by several independent sources throughout the year. The Staton Institute continued to include Tompkins among their list of America's Finest Companies. The investment banking company, Sandler O'Neill + Partners, included us in their small cap All-Star list of financial institutions, and several national publications recognized our stock's performance as among the best in the country in 2008.

Although a credit crunch seemed to be unfolding throughout 2008, Tompkins grew its loan portfolio by $226 million, excluding those we acquired along with Sleepy Hollow Bank, and new originations to qualified borrowers were substantially higher than that. In part, we believe we are benefiting from the inability of some borrowers to find credit as readily available as in recent years, and we continue to support qualified individuals and businesses in our communities. Our credit standards remain generally unchanged. We look for the borrower to have the same long term perspective as we do.



James J. Byrnes, Chairman
and Stephen S. Romaine, President & Chief Executive Officer

The single most important variable in our earnings performance is likely to be our borrowers' ability to make payments on their loans. As we avoided the subprime lending market entirely, we have not suffered from those losses. We have begun to see a few borrowers begin to struggle from the poor economy. Overall, however, our credit quality remains substantially better than the industry and, in many cases, remains better than industry averages at the height of quality several years ago.

Deposits continue to grow and remain our most significant source of funding by far. This represents a competitive strength along with indicating consumer confidence in our company, as some have been reported to be withdrawing deposits from less secure banks.

Our investment management and insurance affiliates have also produced record business development results. Our investment professionals are personally available to ensure our clients are best positioned to meet their future goals and our investment process demands integrity when determining which investments are best suited to the client. Our insurance clients value personal service from new account underwriting to claims service.

Noninterest revenue, on the other hand, has been under pressure as investment management fees are most often based on the market value of the customer's investments, and the insurance industry had been reducing or softening premiums thereby restraining revenue to its agents. Nevertheless, our communities have been recognizing the value of our integrated financial services approach and we have been adding a record number of new customers. While these business lines are profitable today, as investment values and insurance revenues increase in years ahead, this represents a significant strength in earnings potential over the long term.

In 2008, we closed on the acquisition of Sleepy Hollow Bank's six branch network in Westchester County, NY. The conversion to our procedures and systems was very smooth as the result of an extraordinary effort from a number of our current employees, including those that joined us in May. Results in many areas have exceeded our expectations and indicate significant opportunities in this market. Several months after the acquisition, we surveyed the acquired customer base to learn of their experience with our company. The results proved not only that the acquisition was successful, but that the Tompkins model was valued in this new market. In fact, 98.7% indicated they would refer us to a friend.

In the coming year, we anticipate new challenges as we work through a difficult economy. Our industry is expected to remain under the spotlight. Community based financial institutions, which vastly outnumber the larger multi-national or super-regional banks, brokerages and insurance carriers, have generally not participated in much of what has caused recent severe losses and instability. Congress has been charged with determining the proper oversight to limit these occurrences in the future and some of the ideas we've heard are likely necessary to avoid future abuses. However, a rush to judgment or failure to recognize the impact of an increased regulatory burden on the "innocent" can have unintended consequences. Certainly, increased regulatory costs would likely mean increased borrowing costs to the consumer. We urge Congress to remain balanced in their response to this crisis, to recognize the strength and stability of companies like ours and the positive impact we have had on our communities.

We are very pleased with our results to date and will continue to emphasize our full service capabilities in banking, investment management and insurance to our markets. We continue to believe we have significant unrealized potential yet to come. Going forward, decisions we make will remain focused on performance over the long term, through this recession and well into better economic days to come.

We thank our shareholders for your continued support of Tompkins Financial Corporation and welcome your comments or questions at any time. We hope you will be able to attend our Annual Meeting on Monday, May 11, 2009 at 5:30 pm at the Country Club of Ithaca or at either of the shareholder information meetings we conduct in our affiliate markets. In Western New York, we will re-present management's review of our company on Tuesday, May 12, 2009 at 5:30 pm at Terry Hills Restaurant in Batavia, New York, and in the Hudson Valley on Wednesday, May 20, 2009 at 6:00 pm at Sinapi's Ceola Manor, Jefferson Valley, New York.

Our annual shareholders' meeting in May will mark the 20th anniversary and retirement of our Director, Mike Shay. Mike has been an extremely diligent director, highly committed to our values and a participant in the extraordinary growth of our company over his tenure. We hope and expect to see him often around the community. We would like to thank Mike for his tireless support, well past retirement from his professional career, and wish him and his wife, Jan, health and happiness in many years to come.

As always, we would also like to thank all of the employees of Tompkins Financial who have contributed to our uncommon strength and stability and are critical to the future success of our company.

James J. Byrnes
Chairman

Stephen S. Romaine
President & Chief Executive Officer

Tompkins Trust Company

For our economy and much of the financial services sector, 2008 was a year of significant turmoil. Nonetheless, Tompkins Trust Company experienced a very strong year.

Contrary to media reports on our industry, our new loan activity was brisk. Average loans outstanding grew by 11.9%. We also experienced better than expected new loan volume in both commercial loans and residential mortgages.

As always, we have maintained our focus on credit quality and have placed additional emphasis on monitoring our loan portfolio as we enter 2009. Our strength, stability and growth are largely the result of responsible lending practices. For example, we have not been involved in the subprime mortgages that put so many financial institutions and their customers at risk.

Consumer deposit activity was also strong in 2008, with core deposits increasing by 6.6%. We were pleased to introduce several new services to our customers, including Health Savings Accounts and Identity Theft Protection. We also continued to see growth in Remote Deposit, a new commercial deposit service introduced in 2006. Services like these helped extend our reputation as being truly dedicated to our customers.

Supporting the communities we serve has always been a priority for Tompkins Trust Company, and 2008 was an active year. Trust Company employees served in leadership roles in more than 265 human service and not-for-profit organizations, and the bank supported more than 120 organizations financially.

We were very proud to be named 2008 Large Employer of the Year by the Tompkins County Chamber of Commerce. We were also pleased to be recognized by the Cayuga Radio Group as a Pioneer of the Finger Lakes.

We appreciate the trust our customers have placed in Tompkins Trust Company, and we remain committed to responsibly serving the needs of our customers and our communities in the future.



Gregory J. Hartz
President & CEO



"Without them, we wouldn't be here today."

The purchase of the Greenstate Building by Family & Children's Services of Ithaca has been called "an historic moment." A moment, though, that might not have been possible without Tompkins Trust Company. Jim Johnston, president of the agency, depended on the Trust Company for construction loans, bridge loans and the purchase of tax-exempt bonds. The new building will consolidate all of the agency's mental health, youth and home care services for people at every stage of life. Jim says of the 35-year partnership with the Trust Company, "Without them, we wouldn't be here today."



"They roll up their sleeves and help us make things happen."

In 1993, Mary Kane co-founded a consulting and technology company that does something remarkable: It takes the good ideas of hundreds of people and turns them into a common map for decisions. "We help people take action," says Mary. To take action in starting her business, though, Mary relied on the help of Tompkins Trust Company. The Trust Company provided the financing Mary needed to start Concept Systems. Then, two years ago, we provided the mortgage financing to purchase a new building for her company and showed her ways to reduce the interest burden. "The Trust Company is a local and regional phenomenon, both as a bank and as a community member," says Mary. "Their people never hesitate. They roll up their sleeves and help us make things happen."

"I never dreamed that I'd be doing what I'm doing today."


.001in
0–1.0in
MADE IN CHINA

Sean Whittaker saw an opportunity: To bring exceptionally fast turnaround times to companies that needed prototype metal stampings. When Sean shared his vision with Tompkins Trust Company, we saw the opportunity, too. An initial loan to purchase equipment has been followed by many more. Sean's company, Incodema, now has over 40 machine tools, including the recent purchase of a state-of-the-art laser. Sean is amazed at what has been accomplished with the Trust Company's help. "I never dreamed that I'd be doing what I'm doing today." Incodema has grown from one employee in 2001 to 45 employees today.

The Bank of Castile



James W. Fulmer
Chairman, President & CEO

You can tell a great deal about an organization by the way it performs in difficult times. In 2008, while many financial institutions struggled, The Bank of Castile continued to demonstrate remarkable strength, stability and growth.

In fact, in the nine years since The Bank of Castile was acquired by Tompkins Financial, we have more than doubled in size, growing from $300 million in assets to over $710 million. This speaks volumes. Often, when banks and other corporations are acquired, growth stagnates. But through the support and guidance of Tompkins, The Bank of Castile has become an even more dominant presence in our market.

We have achieved this in a number of ways. We hire exceptional people and do an excellent job retaining them. We continue to upgrade the services we offer, with Remote Deposit service being a great example. Perhaps most important of all, we continue to provide the values of a community bank.

In difficult times such as these, we cannot overstate the importance of these values. When our customers face challenges, we work closely with them to make sure they have every chance to succeed. It is this level of caring that is one of the greatest forces behind our consistent growth and profitability.

Whether economic times are good or bad, it will be crucial for us to tell each generation of the remarkable importance of community banks. Success for us has two components: Staying true to our values, and making sure all potential customers appreciate these values, too.

The things we do to make customers' lives better help our bank's performance, too. By offering insurance in our branches through Tompkins Insurance Agencies, we help provide our customers with better protection in an environment that they trust. Another example is our Health Savings Accounts, which are helping more and more of our customers keep medical expenses under control.

We are truly thankful for our people. They are the key to the tremendous customer satisfaction we enjoy.



"They're our business partner.
"We're not an 8-digit account number to them."

When Vinu and Montu Patel purchase a hotel, good things happen. The father and son team, along with Vinu's daughter Payal, own and manage six hotels in the Northeastern U.S. With the help of financing from The Bank of Castile, the family business has purchased undervalued hotel properties and then performed renovations that impress customers and communities alike. "They're our business partner," Montu says of the bank. "We're not an 8-digit account number to them." Adds Vinu: "They get back to me fast with the answers I need. They're a very, very friendly bank to work with."


102


Liberty Pumps

"We actually felt more comfortable going with a bank that's local."

Charlie Cook, CEO of Liberty Pumps, has helped his company grow from a tiny business to one that has been listed on the Inc. 5000 for two straight years. Though he had always worked with big banks, when it came time to finance a large expansion, Charlie decided to take a close look at The Bank of Castile. "I knew they were solid financially," says Charlie. "And we actually felt more comfortable going with a bank that's local. We weren't sure that the large banks were a good risk any more." The expansion will enable Liberty Pumps to add new products, increase employment and become even more competitive in their industry.

Jill Alcorn helps people with modest incomes to live in better homes. "There's an incredible need for new, affordable housing for people," says Jill, President of the Genesee Valley Rural Preservation Council. With the help of financing from The Bank of Castile, Jill's organization has built apartment complexes, rehabbed homes, and provided assistance to first-time home buyers throughout Livingston, Wyoming and Genesee counties. "A lot of what we do is very complex," says Jill. "Their ability to understand all the pieces has been very helpful." GVRPC has changed the face of entire neighborhoods. "We've invested over $75 million in our communities over the last 15 years," says Jill. "The Bank of Castile has been a key player in many of these ventures. They help me do what I do."





"They help me do what I do."

Mahopac National Bank

2008 was a year of growth and expansion for Mahopac National Bank. We began the year with $500 million in assets and 9 branches and ended with over $800 million and 15 branch locations.

In May, we acquired Sleepy Hollow Bank, a community bank with six branch locations in Westchester County and $250 million in assets. These new branches and customer accounts were integrated into Mahopac National Bank as its new Sleepy Hollow Division. Coming from a community banking culture, the staff quickly became part of the Mahopac National Bank family.

We are pleased to report that the conversion went smoothly, and customers of our new Sleepy Hollow Division have given us high marks on customer satisfaction surveys conducted by an outside research firm. We are very encouraged by the promising new business results we are seeing in Westchester County as the result of our expanded branch presence.

Last year, Mahopac National Bank enjoyed strong growth in loans and core deposits across the three counties we serve: Putnam, Dutchess, and Westchester. In particular, our commercial loan portfolio grew significantly, with many of these loans being made to new clients who brought new checking deposits to the bank.

What truly differentiates us is the quality of our bankers, who have the expertise to customize financial solutions and deliver them with responsive personal service. We are honored that 98% of the clients participating in our customer satisfaction surveys last year would refer a friend or family member to our bank.

2008 was clearly a challenging year for the financial services industry. Like most community banks, Mahopac National Bank did not make subprime mortgages. As a result, the bank remains very strong and stable. While we have seen some increase in non-performing loans in this difficult economy, overall our credit quality remains solid. Despite the reported credit freeze in the industry, Mahopac National Bank continues to make loans to qualified families and businesses in the communities we serve.

Backed by the capabilities of Tompkins Financial, we are pleased to introduce clients to the investment management capabilities of Tompkins Investment Services. Particularly in these uncertain times, clients appreciate the disciplined investment process, active management review, and responsiveness of the expert local advisors of Tompkins Investment Services. For clients with more complex personal and business issues, we are able to offer the sophisticated financial planning and wealth management capabilities of AM&M Financial Services.

Our commitment to the community continues to grow. Mahopac National Bank supports numerous local organizations providing economic development, cultural, and human services programs. In 2008, our bankers contributed countless hours of community service.

The people of Mahopac National Bank are proud to serve the families, businesses, and communities of the Hudson Valley region. Our promise is to always honor the trust our clients place in us.



Gerald J. Klein, Jr.
President & CEO

Intricate Construction provides site construction and management on the most prestigious building projects in New York City like major league sports stadiums and other landmarks. Customers rely on Intricate for complete sitework packages consisting of demolition work, anti-terrorism barriers, meticulously-crafted sidewalks, roads, landscaping, fencing and more. For their peace of mind, though, owners John Lombardi and Tom Torti rely on Mahopac National Bank. "They really do excellent work," says John. "With them, we're not just another construction company." Intricate first turned to Mahopac for a line of credit. "Now, I've got everything with them," says John. "My business accounts, and my personal accounts. They're hands on and very personable."



"With them, we're not just another construction company."

Denise Assogna DDS and her husband, Jim Doyle, know the value of hard work. After working her way through dental school as a waitress, Denise opened her endodontic practice in a small office. But her big dream was to make dental treatment less stressful for her patients. Jim, a general contractor, contacted Mahopac National Bank for a commercial mortgage to construct a new medical building. Dr. Assogna worked with the same team to finance her dental equipment and her office interior. Her patients now enjoy a spa-like environment where they receive expert treatment while watching boats float by on the Hudson River. "They went out of their way to work with me," says Dr. Assogna. "Everyone at the bank knows you and they always treat you like a human being."


"Everyone at the bank knows you."



When John Anderson built his family's dream house on Canandaigua Lake, he faced a number of issues. Finding a company that would provide adequate property insurance turned out to be a challenge. Fortunately, Tompkins Insurance was able to help. Through strong relationships with more than 20 of the nation's leading insurance providers, Tompkins was able to find John a suitable insurer - and even save him money in the process. "They have all my insurance," says John. "They put together a package that was cost-effective. But equally important, they're right on top of it when you need help with a difficult problem."

"They're right on top of it when you need help with a difficult problem."

AM&M Financial Services

Even before the dramatic economic events of 2008 began to unfold, AM&M Financial Services had started work on an important transition. While comprehensive fee-based financial planning is still a core service, we have also created an innovative new team of professionals to serve our customers.

This team provides our clients with a fully integrated suite of services, including investment management, risk management, tax planning and compliance, as well as business owner services. We are working continuously to improve and strengthen our abilities in all these areas. Our overall goal: to provide our customers with a truly exceptional experience.

In 2008, AM&M also expanded our services to include comprehensive succession planning for business owners. We recognize that selling a business is not something to be taken lightly, nor should it be rushed. With our process, we are able to help business owners from the very first day they consider transitioning a business, supporting them as they work through the countless important decisions that need to be made.

We work as an advocate for business owners, helping them to develop a solid strategy for business transition. Whether they choose an outright sale, an ESOP, a family transfer or other method, we are able to simplify this complex process by overseeing every detail of their exit plan.

In these unsettling economic conditions, we are more committed than ever to providing personalized service to each and every AM&M client. Our advisors never forget the reasons we chose this business: to simplify our clients' lives, to provide them serenity in the management of their assets, to support their long term goals, and to help them succeed – now and in the future.



Thomas J. Rogers
President & CEO

"I love that bank."



When Dr. Twila Whitefield's husband, Dr. John Whitefield, died suddenly, the couple was on the verge of opening the new 11,000 square foot Hudson Highlands Veterinary Hospital. For Twila, Mahopac National Bank was one of the keys to making it through that difficult time. "They were extremely supportive," she says. "I got the advice I needed, and to have their help was very important at the time. The bank provided business accounts, a line of credit – even advertising space for the hospital in their branch lobby." With our help, Twila has been able to create a place that displays the compassion and selflessness her husband was known for. "I love that bank," says Twila.


Ceramics

Donna and Skip Smith built Casafina from a small business run out of a home to a thriving company that supplies fine tabletop ceramics and giftware to retailers across the country. They credit much of their success to a great relationship with Mahopac National Bank. "We can talk to the decision-makers there," says Skip. "There are no unwieldy layers of bureaucracy." The couple relies on Mahopac for all of their banking, from getting checks deposited remotely to providing the financing their company needs. "We trust them," says Skip. "With any project, there's always been a way for them to say 'Yes'."

"We can talk to the decision-makers there."

Tompkins Insurance Agencies, Inc.

Though the history of Tompkins Insurance Agencies dates back over 100 years, we believe there are always ample opportunities for progress. This year, we made significant progress in many aspects of our business.

In 2008, Tompkins Insurance Agencies moved up on the Who's Who in Bank Insurance list of the top 100 bank companies in insurance in the country. We beat our previous year's ranking of 63 on this list, moving up to number 46. This was our first time being listed in the Top 50. We were also recognized as one of 22 "Up-and-Comers."

Our many service improvements were a major contribution to this success. Our employee benefits service, added just a year ago, has been in great demand. Through this program, we are able to analyze an employer's benefits program and then recommend ways to save money on health care and other components of a company's benefits package.

Tompkins' new online quote capability is reaching out to the many people who look for insurance quotes on the web. This service gives customers an easy way to get information instantly. It also offers them the opportunity to get a full range of quotes from one of our expert advisors within one business day. Introduced just months ago, this service is already gaining in popularity.

Our Customer Care Center is also helping to serve our customers better. This center ensures that our customers can quickly get a live insurance professional on the phone, at any time of day, any day of the week. So if a customer has a car accident at 3 AM on a Sunday morning, or simply wants to add a family member to a policy late at night, we are able to help.

One of the truest tests of an insurance agency is customer satisfaction after a claim. Therefore, we consistently survey our customers who have recently been through the claims process. Once again this year, 98% of our customers responded that they are satisfied with the service they received after making a claim.

Perhaps the clearest measure of an insurance agency's success, though, is client retention. For 2008, our client retention was an impressive 94% for both personal and commercial lines.



David S. Boyce
President & CEO



“I’ve never given it a second thought that they’d be here to meet our needs.”



Genesee ARC runs group homes, sheltered workshops and other services for the mentally disabled in the local community. With the help of Tompkins Insurance, they’ve been able to attract a staff that is truly exceptional. “Our staff isn’t getting rich doing this,” says Executive Director Donna Saskowski. So she depends on Tompkins Insurance to ensure that her employees have the protection and benefits they need, including health and liability insurance. “Tompkins Insurance has always been behind us,” says Donna. “I’ve never given it a second thought that they’d be here to meet our needs.”


Northside
Outfitters

"They uncovered things that we simply hadn't thought about. I feel much more secure than I did before."

If a fire should ever break out at Martens Companies, millions of dollars worth of potatoes could be lost. So Tim Martens, partner at Martens Companies, looked to Tompkins Insurance Agencies for protection. "I've seen too many things happen to other people," says Tim. He was impressed with Tompkins' service: "They just seem to care more about your account than the average agent," he says. So Tim switched all of his company's insurance to Tompkins - building, storage, equipment and liability. "They uncovered things that we simply hadn't thought about," says Tim. "I feel much more secure than I did before."



Pete Sarratori juggles companies all across New York State.

There's no such thing as a slow day for Pete Sarratori. He's the President and CEO of several companies, including Rochester Lead Works, Paint Masters Automotive Finishes, Upstate Autobody Warehouse, Industrial Painters Supply and Autobody Supply Company of Albany. That doesn't leave him much time to learn the subtleties of taxes, insurance and investments. So Pete relies on AM&M Financial Services. AM&M has helped Pete manage several complex business decisions, handle personal and business investments and understand the intricacies of his employee-owned business.

Tompkins Investment Services

At Tompkins Investment Services, our assets under management exceed $1.7 billion. In 2008, new and existing clients invested over $150 million in new assets with us.

Tompkins Investment Services provides our clients with a complete team of professionals, including certified financial planners, lawyers, certified trust and financial advisers and licensed insurance providers. These experts specialize in investment management, trust and estate administration, financial planning, charitable giving and wealth preservation strategies.

Our investment teams serve customers at every stage of the investment cycle. With research and guidance from world class money management organizations, they craft our managed investment portfolios to maximize return while minimizing risk in a tax-efficient fashion.

We offer a full range of managed portfolios that include individual stocks and bonds as well as mutual and exchange-traded funds. For clients who would like to direct their own investments, Tompkins INVEST provides a convenient brokerage service delivered through our local branch offices.

Tompkins Investment Services also serves as the investment manager for the Tompkins Charitable Gift Fund. This money management vehicle offers our customers significant tax benefits as well as the opportunity to support their favorite charities. Tompkins Charitable Gift Fund provides all the advantages of a private foundation without the expense and record keeping. Both donor advised and pooled income funds are available. Our clients have placed over $8 million in the Tompkins Charitable Gift Fund since its inception and many have added it to their estate plans for future contributions.

"I appreciated that immediate attention."


THE CORNELL UNIVERSITY
FOUNDED A.D. 1865



When Alice Garmezy's husband, Bob, was suddenly hospitalized in 2005, he was given one week to live. His main concern, though, was taking care of Alice. The couple's Trust Officer from Tompkins Investment Services came right to the hospital and helped them make the necessary changes to their trusts. "I appreciated that immediate attention," says Alice. "I'm very happy with what they set up for me." So happy, in fact, that she recommended Tompkins to her daughters, Lorena (pictured here with Alice) and Carrie. "They were impressed with the high level of personal service I received," says Alice. Both of her daughters now have accounts with Tompkins, too.

Financial Highlights



$1,818
Total Loans*
(IN MILLIONS)
$1,440
$1,326
$1,271
$1,172
$1,100
04
05
06
07
08



$2,134
$1,721
$1,709
$1,683
Total Deposits*
(IN MILLIONS)
$1,561
$1,100
04
05
06
07
08



$3.06
$2.77
$2.78
$2.70
$2.56
Diluted Earnings
(PER SHARE IN DOLLARS)
$2.00
04
05
06
07
08



$1.32
$1.24
$1.15
$1.07
$0.99
Cash Dividends
(PER SHARE IN DOLLARS)
$.50
04
05
06
07
08

*Loan and deposit growth in 2008 included loans and deposits acquired in the Sleepy Hollow Bancorp acquisition.

Consolidated Statements of Condition

IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA	AS OF DECEMBER 31 2008	2007
Assets		
Cash and noninterest bearing balances due from banks	$ 48,133	$ 46,705
Interest bearing balances due from banks	4,116	3,154
Trading securities, at fair value	38,101	60,135
Available-for-sale securities, at fair value	764,193	639,148
Held-to-maturity securities, fair value of $55,064 at December 31, 2008, and $50,297 at December 31, 2007	54,453	49,593
Loans and leases, net of unearned income and deferred costs and fees	1,817,531	1,440,122
Less: Allowance for loan and lease losses	18,672	14,607
Net Loans/Leases	1,798,859	1,425,515
Bank premises and equipment, net	46,613	44,811
Corporate owned life insurance	34,804	29,821
Goodwill	41,479	22,894
Other intangible assets	5,299	3,497
Accrued interest and other assets	31,672	34,186
Total Assets	$2,867,722	$2,359,459
Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity		
Deposits:		
Interest bearing:		
Checking, savings, and money market	$ 980,011	$ 741,836
Time	703,107	585,142
Noninterest bearing	450,889	393,848
Total Deposits	2,134,007	1,720,826
Securities sold under agreements to repurchase ($16,170 valued at fair value at December 31, 2008 and $15,553 valued at fair value at December 31, 2007)	196,304	195,447
Other borrowings ($12,179 valued at fair value at December 31, 2008 and $10,795 valued at fair value at December 31, 2007)	274,791	210,862
Other liabilities	43,259	33,677
Total Liabilities	2,648,361	2,160,812
Minority interest in consolidated subsidiaries	1,452	1,452
Shareholders' equity:		
Common stock – par value $0.10 per share: Authorized 25,000,000 shares; Issued: 9,727,418 shares at December 31, 2008, and 9,615,430 shares at December 31, 2007	973	962
Additional paid-in capital	152,842	147,657
Retained earnings	73,779	57,255
Accumulated other comprehensive loss	(7,602)	(6,900)
Treasury stock at cost: 76,881 shares at December 31, 2008, and 70,896 shares at December 31, 2007	(2,083)	(1,779)
Total Shareholders' Equity	$ 217,909	$ 197,195
Total Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity	$2,867,722	$2,359,459

Consolidated Statements of Income

IN THOUSANDS EXCEPT PER SHARE DATA	YEAR ENDED DECEMBER 31 2008	2007	2006
Interest and Dividend Income			
Loans	**$102,840**	$97,418	$89,784
Due from banks	**133**	217	86
Federal funds sold	**115**	217	15
Trading securities	**1,923**	2,762	0
Available-for-sale securities	**33,881**	29,773	28,536
Held-to-maturity securities	**1,891**	2,054	2,620
Total Interest and Dividend Income	**140,783**	132,441	121,041
Interest Expense			
Deposits:			
Time certificates of deposit of $100,000 or more	**9,039**	14,750	13,350
Other deposits	**25,489**	30,735	25,215
Federal funds purchased and securities sold under agreements to repurchase	**7,496**	8,125	5,905
Other borrowings	**8,369**	4,802	3,714
Total Interest Expense	**50,393**	58,412	48,184
Net Interest Income	**90,390**	74,029	72,857
Less Provision for Loan and Lease Losses	**5,428**	1,529	1,424
Net Interest Income After Provision for Loan and Lease Losses	**84,962**	72,500	71,433
Noninterest Income			
Investment services income	**14,179**	14,446	12,225
Insurance commissions and fees	**11,607**	11,046	9,444
Service charges on deposit accounts	**10,192**	10,401	8,054
Card services income	**3,338**	3,453	2,972
Other service charges	**2,657**	2,643	2,483
Mark-to-market gain on trading securities	**811**	612	0
Mark-to-market loss on liabilities held at fair value	**(2,001)**	(1,348)	0
Gains on sale of loans	**105**	159	2,741
Increase in cash surrender value of corporate owned life insurance	**1,448**	1,122	1,111
Life insurance proceeds	**0**	0	685
Gain on VISA stock redemption	**1,639**	0	0
Other operating income	**1,583**	1,131	1,398
Net gain on available-for-sale securities	**477**	384	15
Total Noninterest Income	**46,035**	44,049	41,128
Noninterest Expenses			
Salaries and wages	**40,140**	35,225	33,365
Pension and other employee benefits	**10,307**	9,986	8,696
Net occupancy expense of bank premises	**6,839**	6,046	5,068
Net furniture and fixture expense	**4,197**	3,866	3,733
Marketing expense	**2,701**	2,284	2,432
Software licensing and maintenance	**2,503**	2,071	1,938
Professional fees	**3,011**	3,258	2,099
Cardholder expense	**1,225**	974	1,219
Amortization of intangible assets	**906**	653	674
Other operating expenses	**15,227**	13,693	12,723
Total Noninterest Expenses	**87,056**	78,056	71,947
Income Before Income Tax Expense and Minority Interest in Consolidated Subsidiaries	**43,941**	38,493	40,614
Minority interest in consolidated subsidiaries	**297**	131	131
Income tax expense	**13,810**	11,991	12,716
Net Income	**$29,834**	$26,371	$27,767
Basic earnings per share	**$3.09**	$2.72	$2.82
Diluted earnings per share	**$3.06**	$2.70	$2.78

Consolidated Statements of Changes in Shareholders' Equity

IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS)	TREASURY STOCK	TOTAL
Balances at December 31, 2007	$962	$147,657	$57,255	$(6,900)	$(1,779)	$197,195
Comprehensive income:						
Net income			29,834			29,834
Other comprehensive (loss)				(702)		(702)
Total Comprehensive Income						29,132
Cash dividends ($1.32 per share)			(12,728)			(12,728)
Exercise of stock options and related tax benefit (116,236 shares, net)	12	3,929				3,941
Common stock repurchased and returned to unissued status (1,500 shares)		(58)				(58)
Reduction in shares issued for purchase acquisition (2,748 shares)	(1)	79				78
Directors' deferred compensation plan (5,985 shares)		304			(304)	0
Cumulative effect adjustment – adoption of EITF 06-4			(582)			(582)
Stock-based compensation expense		931				931
Balances at December 31, 2008	**$973**	**$152,842**	**$73,779**	**$(7,602)**	**$(2,083)**	**$217,909**

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The company's common stock is traded under the symbol "TMP" on the NYSE Amex. The high and low closing sale prices, which represent actual transactions as quoted on the NYSE Amex, of the company's common stock for each quarterly period in 2007 and 2008 are presented below. The per share dividends paid by the company in each quarterly period in 2007 and 2008 are also presented below. Cash dividends on Tompkins common stock were paid on the 15th day of February, May, August and November of 2007; and the 15th day of February, May, August and the 14th day of November of 2008.

		Market Price High	**Market Price Low**	**Cash Dividends Paid**
2007	1st Quarter	$46.42	$39.11	$.300
	2nd Quarter	42.75	36.17	.300
	3rd Quarter	43.34	30.60	.320
	4th Quarter	44.21	34.49	.320
2008	1st Quarter	$50.60	$36.17	$.320
	2nd Quarter	51.15	37.20	.320
	3rd Quarter	54.50	36.48	.340
	4th Quarter	59.30	37.25	.340

As of February 24, 2009, there were approximately 2,070 holders of record of the company's common stock.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Tompkins Financial Corporation,

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Tompkins Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008 (not presented herein); and in our report dated March 13, 2009, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Syracuse, New York
March 13, 2009

Tompkins Financial Corporation Board of Directors



FROM LEFT TO RIGHT

Michael D. Shay Retired Chairman, Evaporated Metal Films **Craig Yunker** Managing Partner, CY Farms **James R. Hardie** Vice Chairman, Tompkins Insurance Agencies, Inc. **Hunter Rawlings** President Emeritus & Professor of Classics and History, Cornell University **Russell K. Achzet** Vice Chairman, AM&M Financial Services, Inc. **John E. Alexander** Founder, The CBORD Group, Inc. **Thomas R. Salm** *Vice Chairman,* Retired Vice President, Business & Administration, Ithaca College **Stephen S. Romaine** *President & CEO* **James J. Byrnes** *Chairman* **Reeder D. Gates** Retired President, R.D. Gates, Ltd. **Elizabeth W. Harrison** Retired President & CEO, Genesee Country Village & Museum **James W. Fulmer** *Vice Chairman* Tompkins Financial, Chairman, President & CEO, The Bank of Castile **Carl E. Haynes** President, Tompkins Cortland Community College **Patricia A. Johnson** Treasurer, Cornell University **William D. Spain, Jr.** Chairman, Mahopac National Bank, Managing Partner, Spain & Spain, PC **Michael H. Spain** President, Spain Agency, Inc.

Tompkins Financial Corporation Leadership Team



FROM LEFT TO RIGHT

Francis M. Fetsko Executive Vice President, Chief Financial Officer & Treasurer **Richard W. Page** Senior Vice President, Chief Technology Officer **James W. Fulmer** Vice Chairman, Tompkins Financial, Chairman, President & CEO, The Bank of Castile **Robert B. Bantle** Executive Vice President, Tompkins Services **Kathleen M. Rooney** Executive Vice President & Corporate Marketing Officer **Stephen S. Romaine** President & CEO, Tompkins Financial Corporation **Thomas J. Rogers** President & CEO, AM&M Financial Services, Inc. **Gregory J. Hartz** President & CEO, Tompkins Trust Company **Gerald J. Klein, Jr.** President & CEO, Mahopac National Bank **David S. Boyce** President & CEO, Tompkins Insurance Agencies, Inc.

Board of Directors

TOMPKINS TRUST COMPANY
BOARD OF DIRECTORS

James J. Byrnes
Chairman

Thomas R. Salm
Vice Chairman
Retired Vice President,
Business & Administration, Ithaca College

Gregory J. Hartz
President & CEO

John E. Alexander
Founder, The CBORD Group, Inc.

Francis E. Benedict
Retired Executive Vice President,
Tompkins Trust Company

Daniel J. Fessenden
Executive Director
Fred L. Emerson Foundation, Inc.

Reeder D. Gates
Retired President, R.D. Gates, Ltd.

Carl E. Haynes
President, Tompkins Cortland
Community College

Robert T. Horn, Jr.
Physician

Patricia A. Johnson
Treasurer, Cornell University

Hunter R. Rawlings, III
President Emeritus
& Professor of Classics and History,
Cornell University

Thomas R. Rochon
President, Ithaca College

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Michael D. Shay*
Retired Chairman
Evaporated Metal Films

Peggy R. Williams
President Emerita, Ithaca College

*Retiring effective May 11, 2009

THE BANK OF CASTILE
BOARD OF DIRECTORS

James W. Fulmer
Chairman,
President & CEO

Joseph G. Bucci
Co-founder & Vice Chairman
American Rock Salt Co., Inc.
Founder & Owner, Bucci Real Estate

Phillip J. Clark
Chairman & CEO, Clark Patterson Lee

Thomas E. Cushing
Vice President, Secretary-Treasurer
J.O. Cook, Inc.

Elizabeth W. Harrison
Retired President & CEO
Genesee Country Village & Museum

John P. Linfoot
President
Youngs & Linfoot Real Estate

John D. McClurg
President
McClurg Chrysler-Dodge Jeep, Inc.
& McClurg Chevrolet-Pontiac-Buick, Inc.

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Stephen R. Stoddard, DVM
Partner, Perry Veterinary Clinic, PLLC

Craig Yunker
Managing Partner, CY Farms

MAHOPAC NATIONAL BANK
BOARD OF DIRECTORS

William D. Spain, Jr.
Chairman
Managing Partner, Spain & Spain, PC

Gerald J. Klein, Jr.
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

James W. Fulmer
Vice Chairman
Tompkins Financial Corporation

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

C. Compton Spain
Attorney, Spain & Spain, PC

Michael H. Spain
President, Spain Agency, Inc.

TOMPKINS INSURANCE AGENCIES
BOARD OF DIRECTORS

James W. Fulmer
Chairman
Vice Chairman
Tompkins Financial Corporation

James R. Hardie
Vice Chairman

David S. Boyce
President & CEO

David J. Cecere
Executive Vice President

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Frank Vitagliano, Jr.
Senior Vice President

AM&M FINANCIAL SERVICES, INC.
BOARD OF DIRECTORS

James W. Fulmer
Chairman
Vice Chairman
Tompkins Financial Corporation

Russell K. Achzet
Vice Chairman

Thomas J. Rogers
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

Anthony L. Gugino
Executive Vice President

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Senior Officers

TOMPKINS TRUST COMPANY

Gregory J. Hartz
President & Chief Executive Officer

Robert B. Bantle
Executive Vice President
Tompkins Services

Francis M. Fetsko
Executive Vice President
& Chief Financial Officer

Steven E. Bacon
Senior Vice President
Commercial Banking

Paul W. Banfield
Senior Vice President
Commercial Banking

Michelle Benedict-Jones
Senior Vice President
Tompkins Investment Services

Stephen R. Hoyt
Senior Vice President
Commercial/Consumer Services

Richard W. Page
Senior Vice President
Chief Technology Officer

Terry G. Barber
Vice President
Information Technology

Samuel V. Brewer
Vice President, Trust Officer

Glenn A. Cobb
Vice President
Information Technology

Cindy A. Cute
Vice President
Corporate Human Resources

Mary C. Dorman
Vice President, Loan Operations

Anthony D. Franceschelli
Vice President, Community Banking

Kevin P. Harty
Vice President, Finance

Catherine L. Haupert
Vice President, Trust Officer

Laurence Holfelder
Vice President & Business
Development Officer

David K. Kershaw
Vice President & Controller

Susan C. LaLonde
Vice President
Corporate Compliance

Randy C. Lovell
Vice President
Corporate Risk Manager

Christine M. Ludlow
Vice President
Consumer & Residential
Mortgage Underwriting

David L. MacIntyre
Vice President
Brokerage/Insurance Services

Paul E. Marino
Vice President, Trust Officer

Lillian E. Marshall
Vice President, Deposit Operations

Gregory H. May
Vice President
Residential Mortgage Lending

Karen E. Parkes
Vice President
Small Business Lending Services

John A. Poli
Vice President, Trust Officer

Beth A. Prudence
Vice President, Trust Officer

Ursula H. Russ
Vice President
Marketing Sales Manager

John T. Saunders
Vice President & Treasurer

Helen D. Talty
Vice President
Manager, Community Banking

Philip S. Winn
Vice President, Trust Officer

William D. Winters
Vice President, Trust Officer

THE BANK OF CASTILE

James W. Fulmer
Chairman, President &
Chief Executive Officer

Leslie R. Beardslee
Senior Vice President
Credit Administration

David N. DeLaVergne
Senior Vice President
Commercial Banking

Mark E. Barber
Vice President
Small Business Credit Manager

Steven K. Beardsley
Vice President
Commercial Banking

Robert J. Bennett
Vice President
Marketing Sales Manager

Jonah L. Broughton
Vice President
Commercial Banking

Kimberley S. Brown-Webster
Vice President, Human Resources

Sherri A. Catalano
Vice President
Residential Mortgages/
Corporate CRA Officer

Mary L. Conlon
Vice President, Office Manager

Thomas G. Dambra
Vice President, Community Banking

Thomas H. Felton
Vice President
Commercial Banking

Matthew P. Gaynor
Vice President, Office Manager

Bradley G. James
Vice President, Information Technology

Thomas H. Kishlar
Vice President
Commercial Banking

Gregg C. McAllister
Vice President
Sales Communications and Support

Mark A. Merrill
Vice President
Commercial Banking

Tyna S. Slocum
Vice President
Loan Review & Workout

Diane D. Torcello
Vice President, Office Manager

John P. Wheeler
Vice President, Office Manager

Gregory J. Wood
Vice President
Commercial Banking

MAHOPAC NATIONAL BANK

Gerald J. Klein, Jr.
President & Chief Executive Officer

Kathleen M. Rooney
Executive Vice President
Marketing Sales &
Service Effectiveness

Brian A. DaSilva
Senior Vice President
Credit Administration

Rosemary Hyland
Senior Vice President
Training & Development

John R. Kraus
Senior Vice President
Senior Commercial Loan Officer

David M. DeMilia
Regional Vice President
Commercial Banking

Timothy L. Every
Regional Vice President
Commercial Banking

Ronald L. Ferri
Regional Vice President
Commercial Banking

Anthony M. Palmesi
Regional Vice President
Commercial Banking

Verna M. Belcastro
Vice President
Client Experience

Noreen B. Brancaccio
Vice President
Corporate Compliance, Bank BSA/AML
& Bank Security Officer

Lisa M. Gariolo
Vice President
Product Manager/Analyst

Charles Hellmich
Vice President
Sales Effectiveness

Carol L'Heureux
Vice President
Branch Banking Manager

Eleanor Hunt
Vice President
Branch Manager, Kendal

Lisa L. McPartland
Vice President
Credit Manager

Kathy Lee Scannello
Vice President
Residential Lending Manager

TOMPKINS INSURANCE AGENCIES, INC.

David S. Boyce
President & Chief Executive Officer

David J. Cecere
Executive Vice President
Personal Insurance

W. David Banfield
Senior Vice President

Frank Smith
Senior Vice President

Frank Vitagliano, Jr.
Senior Vice President

Jason Beachel
Vice President

Gregory C. Knicley
Vice President

Mark J. Kreydt
Vice President

Joseph A. Teresi, Jr.
Vice President

Timothy Spezzano
Vice President

Don H. Herman
Treasurer & Chief Financial Officer

Suzanne Winkelman
Secretary/Operations Manager

AM&M FINANCIAL SERVICES, INC.

Thomas J. Rogers
President & Chief Executive Officer

Anthony L. Gugino
Executive Vice President

Dawn K. Palazzo
Executive Vice President

F. Stephen Wershing, Jr.
President
Ensemble Financial Services, Inc.

Laurie A. Haelen
Senior Vice President
Director of Investment Services

James A. Frey
Vice President & Director of Operations

John C. Lawson
Vice President
Director of Executive Compensation

Brenda S. Ockun
Vice President & Director of Marketing

Francis L. Ostrom
Vice President
Director of Corporate Accounts

Kathryn L. Shirer
Vice President &
Senior Financial Planner

H. Jay Watson
Vice President &
Senior Financial Planner

Corporate Information

CORPORATE OFFICES

Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website:
www.tompkinsfinancial.com
E-mail:
shareholder@tompkinsfinancial.com

SUBSIDIARIES

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
90 Main St.
Batavia, NY 14020
(585) 345-0122
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

Tompkins Insurance Agencies, Inc.
90 Main St.
Batavia, NY 14020
(585) 344-0833
www.tompkinsins.com

AM&M Financial Services, Inc.
179 Sully's Trail, Suite 200
Pittsford, NY 14534
(585) 248-0050
www.ammfinancial.com

STOCK LISTING

Tompkins Financial Corporation common stock is traded on the NYSE Amex under the symbol TMP.

ANNUAL SHAREHOLDERS MEETING

All Tompkins Financial Corporation shareholders are invited to attend the Annual Meeting on Monday, May 11, 2009 at 5:30 p.m. at the Country Club of Ithaca, 189 Pleasant Grove Rd., Ithaca, New York.

A Shareholders Information Meeting will be held at 5:30 p.m. on Tuesday, May 12, 2009, for our shareholders in the Castile area at Terry Hills Restaurant, 5122 Clinton St. Rd., Batavia, New York.

A Shareholders Information Meeting will be held at 6:00 p.m. on Wednesday, May 20, 2009, for our shareholders in the Mahopac area at Sinapi's Ceola Manor, Jefferson Valley, New York.

TOMPKINS FINANCIAL CORPORATION CORPORATE OFFICERS

Stephen S. Romaine
President & CEO

James W. Fulmer
Vice Chairman

David S. Boyce
Executive Vice President

Robert B. Bantle
Executive Vice President

Francis M. Fetsko
Executive Vice President
Chief Financial Officer
& Treasurer

Gregory J. Hartz
Executive Vice President

Gerald J. Klein, Jr.
Executive Vice President

Thomas J. Rogers
Executive Vice President

Kathleen M. Rooney
Executive Vice President
Corporate Marketing Officer

Richard W. Page
Senior Vice President
Chief Technology Officer

Randy C. Lovell
Vice President & Corporate Risk Manager

Linda M. Carlton
Assistant Vice President
& Corporate Secretary

Shareholder Inquiries

The Tompkins Financial Stock Purchase Plan is administered by the American Stock Transfer & Trust Company as transfer agent for Tompkins Financial Corporation. It offers a convenient way for shareholders to increase their investment in the company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Financial Corporation common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in the plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company
Toll-free number: 1-877-573-4008
Internet: www.investpower.com

Mailing address:
American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6210 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Financial Stock Purchase Plan enrollment information can be requested and shareholder questions answered by contacting the company:

Linda M. Carlton
Corporate Secretary
Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 1-607-274-7299
E-mail address:
lcarlton@tompkinstrust.com

Form 10-K
Copies of the company's Form 10-K (Annual Report) for 2008, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Executive Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinsfinancial.com

The savings below are achieved when PC recycled paper is used in place of virgin fiber. This project uses 4,303 lbs of paper which has a postconsumer recycled percentage of 10%.

4 trees preserved for the future

10 lbs waterborne waste not created

1,535 gallons wastewater flow saved

170 lbs solid waste not generated

334 lbs net greenhouse gases prevented

2,559,244 BTUs energy not consumed

GO GREEN
If you would like to receive future Tompkins Financial Corporation Corporate Reports and proxy materials **electronically,** please follow the instructions on your proxy card for voting via the internet and select the option for electronic transmission of proxy materials.

TOMPKINS FINANCIAL

Locally focused. A world of possibilities.℠

www.tompkinsfinancial.com